                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A-1

                    Under the Securities Exchange Act of 1934


                Merlin Software Technologies International, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   59011Y108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 59011Y108                                           Page 2 of 12 Pages
-----------------------                                 ------------------------

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    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1   Narragansett I, L.P.

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    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    Delaware
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                         SOLE VOTING POWER
                  5
                         630,379
   NUMBER OF      --------------------------------------------------------------
    SHARES               SHARED VOTING POWER
  BENEFICIALLY    6
   OWNED BY              0
     EACH         --------------------------------------------------------------
   REPORTING             SOLE DISPOSITIVE POWER
    PERSON        7
     WITH                630,379
                  --------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  8
                         0
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                                630,379
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    3.9%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*
12
    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 59011Y108                                           Page 3 of 12 Pages
-----------------------                                 ------------------------

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    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1   Narragansett Offshore, Ltd

--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    Cayman Islands
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                  5
                         896,236
   NUMBER OF      --------------------------------------------------------------
    SHARES               SHARED VOTING POWER
  BENEFICIALLY    6
   OWNED BY              0
     EACH         --------------------------------------------------------------
   REPORTING             SOLE DISPOSITIVE POWER
    PERSON        7
     WITH                896,236
                  --------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  8
                         0
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                                896,236
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    5.5%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*
12
    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 59011Y108                                           Page 4 of 12 Pages
-----------------------                                 ------------------------

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    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1   Narragansett Asset Management, L.L.C.

--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    Delaware
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                  5
                         0
   NUMBER OF      --------------------------------------------------------------
    SHARES               SHARED VOTING POWER
  BENEFICIALLY    6
   OWNED BY              630,379
     EACH         --------------------------------------------------------------
   REPORTING             SOLE DISPOSITIVE POWER
    PERSON        7
     WITH                0
                  --------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  8
                         630,379
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                                630,379
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    3.9%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*
12
    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 59011Y108                                           Page 5 of 12 Pages
-----------------------                                 ------------------------

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    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1   Leo Holdings, LLC

--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    Delaware
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                  5
                         0
   NUMBER OF      --------------------------------------------------------------
    SHARES               SHARED VOTING POWER
  BENEFICIALLY    6
   OWNED BY              1,526,615
     EACH         --------------------------------------------------------------
   REPORTING             SOLE DISPOSITIVE POWER
    PERSON        7
     WITH                0
                  --------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  8
                         1,526,615
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                                1,526,615
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    9.0%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*
12
    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 59011Y108                                           Page 6 of 12 Pages
-----------------------                                 ------------------------

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    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1   Mr. Joseph Dowling

--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    United States
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                  5
                         0
   NUMBER OF      --------------------------------------------------------------
    SHARES               SHARED VOTING POWER
  BENEFICIALLY    6
   OWNED BY              1,526,615
     EACH         --------------------------------------------------------------
   REPORTING             SOLE DISPOSITIVE POWER
    PERSON        7
     WITH                0
                  --------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  8
                         1,526,615
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                                1,526,615
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    9.0%
--------------------------------------------------------------------------------

    TYPE OF REPORTING PERSON*
12
    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages

The Schedule 13G filed April 30, 2001 (the "Schedule 13G") filed by Narragansett I, LP, Narragansett Offshore, Ltd., Narragansett Asset Management, LLC, Leo Holdings, LLC, and Mr. Joseph L. Dowling, III in connection with the shares of common stock, par value $0.001 per share, of Merlin Software Technologies International, Inc., is hereby amended by this Amendment No. 1 to the Schedule 13G.

Item 2(b).   Address of Principal Business Office:

                 1.  Narragansett I, L.P., ("Narragansett I").
                     153 East 53rd Street, 26th Floor, New York, New York 10022.

                 2. Narragansett Offshore, Ltd., ("Narragansett Offshore"). c/o Citco Fund Services (Cayman Islands) Ltd, Corporate Centre, West Bay Road, PO Box 31106 SMB, Grand Cayman, Cayman Islands

                 3.  Narragansett Asset Management, L.L.C.,("NAMLLC").
                     153 East 53rd Street, 26th Floor, New York, New York 10022.

                 4.  Leo Holdings, L.L.C.,("LH")
                     153 East 53rd Street, 26th Floor, New York New York 10022.

                 5.  Mr. Joseph L. Dowling, III ("Mr. Dowling").
                     153 East 53rd Street, 26th Floor, New York, New York 10022.
                     Citizenship:  United States.

Item 4.      Ownership.

                 1.  Narragansett I

                     (a)  Amount beneficially owned: 630,379 shares
                     (b) Percent of class: 3.9% (based on 16,272,321 shares of Common Stock outstanding, consisting of (i) 15,736,908 shares of Common Stock outstanding as of November 1, 2001 as reported by the issuer in its quarterly report for the quarter ended September 30, 2001, and (ii) 535,413 shares of Common Stock issuable upon the conversion of convertible debt beneficially owned by Narragansett I) (see below)
                     (c)  Number of shares as to which such person has:
                          (i)    Sole power to vote or to direct the vote:
                                 630,379 shares
                          (ii) Shared power to vote or to direct the vote: 0 shares

                                                              Page 8 of 12 Pages

                          (iii) Sole power to dispose or to direct the disposition of: 630,379 shares
                          (iv) Shared power to dispose or to direct the disposition of: 0 shares

                 2.  Narragansett Offshore

                     (a)  Amount beneficially owned: 896,236 shares
                     (b) Percent of class: 5.5% (based on 16,431,341 shares of Common Stock outstanding, consisting of (i) 15,736,908 shares of Common Stock outstanding as of November 1, 2001 as reported by the issuer in its quarterly report for the quarter ended September 30, 2001, and (ii) 694,433 shares of Common Stock issuable upon the conversion of convertible debt beneficially owned by Narragansett Offshore) (see below)
                     (c)  Number of shares as to which such person has:
                          (i)    Sole power to vote or to direct the vote:
                                 896,236 shares
                          (ii) Shared power to vote or to direct the vote: 0 shares
                          (iii) Sole power to dispose or to direct the disposition of:896,236 shares
                          (iv) Shared power to dispose or to direct the disposition of: 0 shares

                 3.  NAMLLC

                     (a)  Amount beneficially owned: 630,379 shares
                     (b) Percent of class: 3.9% (based on 16,272,321 shares of Common Stock outstanding, consisting of (i) 15,736,908 shares of Common Stock outstanding as of November 1, 2001 as reported by the issuer in its quarterly report for the quarter ended September 30, 2001, and (ii) 535,413 shares of Common Stock issuable upon the conversion of convertible debt beneficially owned by NAMLLC) (see below)
                     (c)  Number of shares as to which such person has:
                          (i) Sole power to vote or to direct the vote: 0 shares
                          (ii)   Shared power to vote or to direct the vote:
                                 630,379 shares
                          (iii) Sole power to dispose or to direct the disposition of: 0 shares

                                                              Page 9 of 12 Pages

                          (iv) Shared power to dispose or to direct the disposition of: 630,379 shares

                 4.  LH

                     (a)  Amount beneficially owned: 1,526,615 shares
                     (b) Percent of class: 9.0% (based on 16,966,754 shares of Common Stock outstanding, consisting of (i) 15,736,908 shares of Common Stock outstanding as of November 1, 2001 as reported by the issuer in its quarterly report for the quarter ended September 30, 2001, and (ii) 1,229,846 shares of Common Stock issuable upon the conversion of convertible debt beneficially owned by
                          LH) (see below)
                     (c)  Number of shares as to which such person has:
                          (i) Sole power to vote or to direct the vote: 0 shares
                          (ii)   Shared power to vote or to direct the vote:
                                 1,526,615 shares
                          (iii) Sole power to dispose or to direct the disposition of: 0 shares
                          (iv) Shared power to dispose or to direct the disposition of: 1,526,615 shares

                 5.  Mr. Dowling:

                     (a)  Amount beneficially owned: 1,526,615 shares
                     (b) Percent of class: 9.0% (based on 16,966,754 shares of Common Stock outstanding, consisting of (i) 15,736,908 shares of Common Stock outstanding as of November 1, 2001 as reported by the issuer in its quarterly report for the quarter ended September 30, 2001, and (ii) 1,229,846 shares of Common Stock issuable upon the conversion of convertible debt beneficially owned by
                          LH) (see below)
                     (c)  Number of shares as to which such person has:
                          (i) Sole power to vote or to direct the vote: 0 shares
                          (ii)   Shared power to vote or to direct the vote:
                                 1,526,615 shares
                          (iii) Sole power to dispose or to direct the disposition of: 0 shares
                          (iv) Shared power to dispose or to direct the disposition of: 1,526,615 shares

                                                             Page 10 of 12 Pages

            The sole general partner of Narragansett I is NAMLLC. LH is the investment manager of Narragansett Offshore and Narragansett I. Mr. Dowling is the sole managing member of NAMLLC and LH. NAMLLC may be deemed to beneficially own the securities beneficially owned by Narragansett I. Mr. Dowling and LH may be deemed to beneficially own the securities beneficially owned by Narragansett I and Narragansett Offshore. The filing of this statement shall not be construed as an admission that any of the reporting persons is the beneficial owner of any securities covered by this statement.

            Narragansett I and Narragansett Offshore (the "Reporting Persons") collectively owned as of December 31, 2001 an aggregate of 296,769 shares of Common Stock directly. The remaining 1,229,846 of Common Stock reported on this statement is beneficially owned by virtue of the purchase by the Reporting Persons of Series A 10% Senior Secured Convertible Notes (the "Series A Notes" or "Notes") and common stock purchase warrants (the "Warrants") issued by the Issuer pursuant to a note and warrant purchase agreement dated as of August 18, 2000, among the Issuer as seller and the Reporting Persons and certain other parties as purchasers (the "Purchase Agreement"). Holders of the Notes and Warrants, including the Reporting Persons, have the right to convert the Notes and thereby acquire Shares of the Issuer. The Issuer has filed the Notes, the Purchase Agreement and certain related documents with the Securities and Exchange Commission. In addition to the shares acquirable by conversion of the Notes the Reporting Persons are to receive interest payments on the Notes in the form of common stock ("Interest Shares"). The information set forth herein about the Purchase Agreement and the Notes is qualified in its entirety by reference to the Purchase Agreement and the Notes. Under the terms of the Series A Notes, the conversion price is the lesser of $1.60 per Share (subject to adjustment) or 95% of a rolling average of the market price in the 30 days prior to conversion ($0.171 as of December 31, 2001). Under the terms of the Warrants, the exercise price equals $1.75 per Share (subject to adjustment). Also under the terms of the Notes and the Warrants, the Reporting Persons are not entitled to convert the Notes or exercise the Warrants, to the extent any such conversion or exercise would result in the Reporting Persons together with other members of a "group" within the meaning of the Securities Exchange Act of 1934, as amended, that they are deemed a part of, becoming the beneficial owner of more than 9% of the outstanding shares of the Common Stock (the "Conversion Cap"). Subject to the Conversion Cap, the total aggregate Common Stock, Notes and Warrants held by the Reporting Persons as of December 31, 2001 consists of 296,769 shares of Common Stock, Notes (plus accrued interest) in the aggregate amount of $950,397 and Warrants to purchase 724,100 shares of Common Stock.

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NARRAGANSETT I, L.P., a Delaware limited    NARRAGANSETT OFFSHORE LTD., a Cayman
partnership                                 Islands corporation

By:  Narragansett Asset Management,
L.L.C., a Delaware limited liability
company, its general partner                By: /s/Joseph L. Dowling
                                                --------------------------------
                                                   Joseph L. Dowling, III
By:  /s/Joseph L. Dowling                          Director
     ----------------------------------
        Joseph L. Dowling, III
        Managing Member

NARRAGANSETT ASSET MANAGEMENT, L.L.C., a    LEO HOLDINGS, LLC, a Delaware
Delaware limited liability company          limited liability company


By:  /s/Joseph L. Dowling                   By: /s/Joseph L. Dowling
     ----------------------------------     ------------------------------------
         Joseph L. Dowling, III                 Joseph L. Dowling, III
         Managing Member                        Managing Member


     /s/Joseph L. Dowling
     ----------------------------------
        JOSEPH L. DOWLING, III



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).